EXHIBIT 12.1

FREEPORT-McMoRan COPPER & GOLD INC.

Computation of Ratio of Earnings

to Fixed Charges:

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(In Thousands)
Income from continuing operations	$181,660	$164,654	$113,025	$76,987	$136,467
Add:
Provision for income taxes	338,053	245,518	202,979	159,573	195,653
Cumulative effect of accounting changes, net	15,593	3,049	-	-	-
Equity in PT Smelting (earnings) losses	(5,609)	4,181	5,137	13,593	10,074
Minority interests’ share of net income	48,469	36,441	42,772	36,680	48,714
Interest expense, net	197,017	171,209	173,595	205,346	194,069
Rental expense factor	1,027	-	-	-	188
Earnings available for fixed charges	$776,210	$625,052	$537,508	$492,179	$585,165

Interest expense, net	$197,017	$171,209	$173,595	$205,346	$194,069
Capitalized interest	2,994	12,245	9,438	7,216	3,768
Rental expense factor	1,027	-	-	-	188
Fixed charges	$201,038	$183,454	$183,033	$212,562	$198,025

Ratio of earnings to fixed charges	3.9x	3.4x	2.9x	2.3x	3.0x

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends:
	Years Ended December 31,
	2003	2002	2001	2000	1999
	(In Thousands)
Income from continuing operations	$181,660	$164,654	$113,025	$76,987	$136,467
Add:
Provision for income taxes	338,053	245,518	202,979	159,573	195,653
Cumulative effect of accounting changes, net	15,593	3,049	-	-	-
Equity in PT Smelting (earnings) losses	(5,609)	4,181	5,137	13,593	10,074
Minority interests’ share of net income	48,469	36,441	42,772	36,680	48,714
Interest expense, net	197,017	171,209	173,595	205,346	194,069
Rental expense factor	1,027	-	-	-	188
Earnings available for fixed charges	$776,210	$625,052	$537,508	$492,179	$585,165

Interest expense, net	$197,017	$171,209	$173,595	$205,346	$194,069
Capitalized interest	2,994	12,245	9,438	7,216	3,768
Rental expense factor	1,027	-	-	-	188
Preferred dividends	60,045	69,179	70,563	72,717	68,697
Fixed charges	$261,083	$252,633	$253,596	$285,279	$266,722

Ratio of earnings to fixed charges	3.0x	2.5x	2.1x	1.7x	2.2x

(a)

Portion of rent deemed representative of an interest factor.

(b)

For purposes of this calculation, earnings consist of income from continuing operations before income taxes, minority interests and fixed charges.  Fixed charges include interest and that portion of rent deemed representative of interest.

(c)

For purposes of this calculation, we assume that our preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements.